[GRAPHIC]                                    947 Linwood Avenue
                                             Ridgewood, New Jersey 07450
Robert E. Swanson                            T (201)447-9000 F (201)447-0474
President & CEO
                                             11700 Old Katy Road
                                             Houston, Texas 77079
                                             T (281)293-8488 F (281)293-7391
H. Roger Schwall
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C., 20549

Dear Mr. Schwall:

Re:  Ridgewood Energy's Joint Venture Partners in Gulf of Mexico Operations

         Enclosed please find the responses to your comment letter regarding the Ridgewood Energy K, L, & M Fund Offerings. My letter is an additional statement about the substance of Ridgewood's business which provides further context for our responses.

         The key to looking at how Ridgewood Energy markets its programs, and why 79% of our capital has come from repeat investment by our very high net worth clientele, is to understand the exact nature of the investments made by the respective Ridgewood Energy Funds. Ridgewood has a 23 year history. For the past 19 years Ridgewood has invested almost exclusively in natural gas projects in the shallow waters of the Gulf of Mexico.

         Ridgewood Energy Funds have been investing in the Gulf of Mexico since 1986. From 1993 through 2002 Ridgewood raised relatively little money, and only raised capital to drill development wells on successful projects that we already had which were operated either by Apache Corp. or BHP Billiton. Ridgewood did not raise new capital for new exploration during this 10 year period because gas prices were low. The risk/reward ratio was not good enough.

         After gas prices more than doubled in late 2002, Ridgewood decided to expand its activity in the second half of 2003. Gas prices were much higher, improving the potential reward. Dramatic advances in 3 Dimensional seismic data reduced the risk. The risk/reward ratio dramatically improved. Natural gas prices have risen dramatically more sine 2003. Ridgewood Energy had the discipline to wait for advantageous circumstances which is one of the reasons our investors appreciate Ridgewood Energy.

         The key aspect of Ridgewood's business plan is that Ridgewood enters into a series of joint venture partnerships with the most experienced operating companies in the shallow waters of the Gulf of Mexico. Ridgewood's business plan is to enter into partnerships in very high potential projects with the top operators in the Gulf, where those operators have significant amounts of their own money invested in the projects. These are very large, high potential projects (many having gross revenue potential in excess of $1 billion). If a high risk exploratory well is successful, there is the opportunity to invest lower risk developmental capital on additional wells plus production platforms. On the table below are 5 very high potential projects in which Ridgewood Funds have a major equity ownership stake, all of which are drilling in the third quarter of this year. Projects 6 through 10 are expected to be drilled in the fourth quarter, or the first quarter of next year. The table shows the Ridgewood Fund percentage in each of these high potential projects, along with the major company operating each project. In addition, we show the other equity partners in each project. For example, the first project on the list shows Ridgewood's 28% ownership of West Delta Block 95 which is operated by British Petroleum. Along with Ridgewood, two other passive investors in West Delta 95 are Chevron and Apache.

         Of the 10 projects on the list, there are 9 separate top operators in the Gulf, and Chevron is the operator of two projects.

         The most noteworthy aspect of the 10 projects on this list is that each of Ridgewood's partners are a major Gulf of Mexico energy company, ranging from British Petroleum and Chevron to significant privately held operators such as Millennium and Walter Oil and Gas. Ridgewood Energy is the only Fund investor in these potentially billion dollar projects.

         Ridgewood Energy Funds are co-investing at the highest level with major energy companies. Very few, if any, of these companies are likely to accept as a joint venture partner a "financial investor" because these massive projects which potentially last for 10 or 15 years must be entered into by companies with a very long term commitment to Gulf of Mexico investing, and with solid financial resources. Ridgewood Energy is acceptable in this group because Ridgewood Funds have been investing in the Gulf of Mexico for over 19 years, and we have consistently met all of our financial obligations during this entire period. Ridgewood Funds have partnered with BHP Billiton for 14 years, and with Apache for 12 years.

-----------------------------------------------------------------------------------------------------------------------------
                                          Projects Drilling in the Third Quarter
-----------------------------------------------------------------------------------------------------------------------------
   Ridgewood           Project Name              Project Partner /         Symbol            Other Equity          Symbol
     Fund                                          Operator                                   Partners
   Ownership
-----------------------------------------------------------------------------------------------------------------------------
1.     28%         West Delta 95             British Petroleum         NYSE: BP          Chevron               NYSE: CVX
                                                                                         Apache                NYSE: APA
-----------------------------------------------------------------------------------------------------------------------------
2.     40%         West Cameron 556          Millennium                N/A               Apache                NYSE: APA
-----------------------------------------------------------------------------------------------------------------------------
3.     14.5%       West Cameron 77           BHP Billiton              NYSE: BHP         Dominion Res.         NYSE: D
                                                                                         Houston Expl.         NYSE: THX
-----------------------------------------------------------------------------------------------------------------------------
4.     25%         East Cameron 48           Apache                    NYSE: APA         Hunt Oil              N/A
-----------------------------------------------------------------------------------------------------------------------------
5.     40%         West Cameron 265/266      Marathon Oil              NYSE: MRO         None                  N/A
-----------------------------------------------------------------------------------------------------------------------------
                                                     Upcoming Projects
-----------------------------------------------------------------------------------------------------------------------------
   Ridgewood          Project Name              Project Partner /         Symbol            Other Equity          Symbol
     Fund                                           Operator                                  Partners
   Ownership
-----------------------------------------------------------------------------------------------------------------------------
6.     35%         Main Pass 221/222         Chevron                   NYSE: CVX         Newfield Expl.        NYSE: NFX
                                                                                         Cabot Oil & Gas       NYSE: COG
-----------------------------------------------------------------------------------------------------------------------------
7.     25%         Mobile 946/947            Chevron                   NYSE: CVX         Newfield Expl.        NYSE: NFX
                                                                                         Cabot Oil & Gas       NYSE: COG
-----------------------------------------------------------------------------------------------------------------------------
8.     33%         Eugene Island 334         Devon                     NYSE: DVN         None                  N/A
-----------------------------------------------------------------------------------------------------------------------------
9.     25%         East Breaks 157           Woodside Energy           ASX: WPL          ENI Petroleum         NYSE: E
                                             (Australian)                                                      (ADRs)
-----------------------------------------------------------------------------------------------------------------------------
10.    25%         Eugene Island 357         Newfield Exploration      NYSE: NFX         Walter Oil & Gas      N/A
-----------------------------------------------------------------------------------------------------------------------------

         Another reason that these major companies will joint venture with Ridgewood Energy is continuity of our management and the professionalism of our staff. The Gulf of Mexico oil and gas business is centered in Houston. I was involved with the Gulf of Mexico energy business prior to establishing Ridgewood Energy in 1982. Bob Gold, Ridgewood's Executive Vice President joined Ridgewood in 1987. Kathy McSherry, Ridgewood Energy's CFO, also joined in 1987. Each member of the technical staff in Ridgewood's Houston office has between 20 years experience, most of it in the Gulf of Mexico. To be invited to participate in some of the highest potential projects in the Gulf with companies like Chevron, Apache, British Petroleum, and Marathon Oil, Ridgewood is seen as a significant and reliable long-term energy company in the Gulf.

         Although the SEC was not making an inquiry into the nature of the Ridgewood investments, we volunteer this information to the SEC so that you may better understand the exact nature of the Fund investments, and understand why Ridgewood Funds are able to raise a substantial amount of capital from a comparatively small number of very high net worth investors, with most of the capital coming from repeat investors with whom Ridgewood obviously has an existing relationship.

         The United States has a shortage of natural gas available to its economy. To keep energy prices from rising even higher than they are, it is essential to the U.S. economy that major new discoveries of oil and gas are found. It is most valuable to the U.S. economy to have major new discoveries found in the U.S. The Ridgewood Energy Funds invest only in the Gulf of Mexico in U.S. waters were all of the natural gas (or oil) is delivered only to the U.S. market. Ridgewood Energy and its investors are not motivated solely by patriotism, but are obviously motivated by profit potential. However, in this case, what is good for the U.S. economy also is potentially very profitable. Unlike many of the global energy companies with which Ridgewood Funds enter into joint venture development partnerships, Ridgewood's activities are devoted exclusively to U.S. investments in the Gulf of Mexico. Although Ridgewood Funds are comparatively small on a global scale, the Ridgewood Funds are very significant participants in this highly important market niche.

                                             Sincerely,

                                             By:/s/Robert E. Swanson
                                                --------------------
                                                Robert E. Swanson

--------------------------------------------------------------------------------



[LOGO]

Daniel V. Gulino
Senior Vice President
And General Council



September 1, 2005



H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

                  Re:      Ridgewood Energy K Fund, LLC
                           Ridgewood Energy L Fund, LLC
                           Ridgewood Energy M Fund, LLC
                           Registration Statements on Form 10
                           Filed April 29, 2005
                           File Nos. 0-51266, 0-51267, 0-51268, respectively
                           --------------------------------------------------

Dear Mr. Schwall:

     Ridgewood Energy Corporation ("Ridgewood"), the manager of Ridgewood Energy K Fund, LLC (the "K Fund"), Ridgewood Energy L Fund, LLC (the "L Fund") and Ridgewood Energy M Fund, LLC (the "M Fund"), submits this response to the June 2, 2005 comment letter from the Securities and Exchange Commission ("SEC") regarding the above referenced filings (the "Comment Letter"). As I mentioned in my voicemail to you, and as I discussed with Melissa Duru, through an inadvertent error we were not aware that the SEC had sent the Comment Letter until July 12, 2005. As a result, the K Fund, L Fund and M Fund (each a "Fund" and collectively the "Funds") became "effective" on June 28, 2005, sixty days after the filing of the registration statements on Form 10. The Funds are therefore subject to the reporting requirements of Section 13(a) of the Securities Exchange Act ("Exchange Act") and have been filing their periodic reports with the SEC as required.

     Many of the SEC's comments required a response in this letter, but not necessarily a change to the registration statements. In any event, if a change was made to the registration statements, or if no change was made, or if we

  947 Linwood Avenue o Ridgewood, NJ 07450 o T (201)447-9000 o F (201)447-0474
disagreed with the SEC comment, it is noted in our response with appropriate explanation or justification. In addition, we have submitted marked copies of the amended registration statements to highlight the changes made in response to the Comment Letter. A significant number of changes were made and these marked copies may be difficult to read, but we provide them to assist the SEC in reviewing the changes.

     Enclosed, for your convenience, are two copies of each of the amended Forms 10 and marked copies of each of the amended Forms 10 highlighting our revisions. This letter and each of the amended Forms 10 were filed by EDGAR on August 31, 2005.

     We provide the following responses to the SEC's comments:

General
-------

1) SEC Comment: Where comments on a section that appears in one registration statement also could apply to disclosures that appear elsewhere in the document or in any of the other registration statements, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

     Ridgewood Response: We have reviewed the SEC's comments as they apply to each of the filings and where changes have been made in one registration statement, corresponding changes have been made elsewhere in the registration statement and have been incorporated into the remaining two registration statements to the extent applicable.

2) SEC Comment: The Ridgewood Energy K Fund, L Fund and M Funds are not currently subject to the reporting requirements of Exchange Act Sections 13(g) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate (1) references to the Private Securities Litigation Reform Act of 1995, and (2) any suggestion that the statements to which you refer are "forward looking statements" within the meaning of the federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E(a)(1) in particular.

     Ridgewood Response: We agree that the references to the Private Securities Litigation Act of 1995 and the suggestion that the statements to which we refer are forward-looking statements within the meaning of the federal securities laws were not applicable to the Funds at the time of the initial filing of the registration statements or as of the date of the Comment Letter. However, under
Section 21E(a)(1), because the Funds are currently subject to the reporting requirements under Section 13(a) and the registration statements, as amended, will be filed with the SEC and made public via EDGAR, we have included the forward-looking statements disclaimer in the amended registration statements and have made no change to the referenced sections.

3) SEC Comment: Please avoid over usage of capitalized terms if you are using such terms for their common meanings. For example, you capitalize "Shares," "Block," "Working Interest," "Lessee," etc. Further, if using capitalized terms as defined terms, ensure that you define such terms when first used. Define for example, but not limited to, "Projects," "Participating Parties," "Ridgewood Energy Programs," "Royalty Relief Rule," etc.

     Ridgewood Response: We have revised the registration statements accordingly to address this comment.

4) SEC Comment: We acknowledge receipt of your letter dated May 10. 2005. We note that you have not filed this letter as correspondence on EDGAR. Please ensure that you file the May 10, 2005 letter and, unless the subject of a Rule 83 or confidential treatment request, all other future written communications, as correspondence on EDGAR. In addition, please ensure correction of the typographical error relating to the contact information on the registration statements in your next amendment.

     Ridgewood Response: We filed our May 10, 2005 letter with the SEC via EDGAR as correspondence on July 26, 2005. The Funds will likewise file all future correspondence not subject to a Rule 83 or confidential treatment request via EDGAR as correspondence. Also, the typographical error to which you refer has been corrected.

5)   SEC Comment: With regard to that letter, tell us the following:

          o how many investors have previously [invested] in a Ridgewood fund (excluding repeat investors);
          o how you contact investors regarding investing in a particular [fund]. Given that, for example, the K Fund has 805 investors, tell us how many potential investors were contacted and how you were able to do so without conducting a general solicitation; and
          o why the creation of these funds resulted in a requirement to file under Section 12(g) of the Exchange Act when prior funds (prior to K) apparently did not have to do so.

     Ridgewood Response:
     -------------------

     CONTACTING NEW INVESTORS
     ------------------------

     In response to your question concerning how Ridgewood contacts new investors regarding investments in particular funds, we wish to advise you that Ridgewood did not contact any new investor in connection with the offerings made by the Funds. The only contact made with individuals or entities who have not previously invested in a prior Ridgewood fund was made through licensed broker-dealers and/or registered representatives. Although Ridgewood occasionally speaks to or meets with a potential new investor, Ridgewood does not initiate such contact with any such investor and any conversations or meetings occur only after the investor has been exposed to and made aware of Ridgewood through such investor's registered representative or broker-dealer. Potential investors who have been contacted in this manner is often wish to speak to, or meet with, Ridgewood prior to making an investment to ask questions regarding the offering and to otherwise further investigate the organization that, and people who, will be managing their investment. Neither Ridgewood nor any broker/dealer involved in the offering of the Funds conducted any mass media communications (electronic or otherwise) in connection with the offering, nor did they purchase advertisements in any media in an attempt to solicit potential investors, and we are not aware of any seminars or similar meetings sponsored by Ridgewood, a broker/dealer or registered representative in which the invitees were potential investors who received a general solicitation concerning the offerings.

     Notwithstanding the fact that Ridgewood categorically does not itself contact, solicit or advertise to potential new investors regarding an offering, the SEC requested information as to how Ridgewood can obtain investors in the numbers equal to those who invested in the Funds.

     The number of investors in the K, L, and M Funds, broken out by Existing Investors and New Investors, is set forth in the table below. The table shows that the substantial majority of investors and capital in the Ridgewood Funds came from existing Ridgewood investors.

-------------------------------------------------------------------
                       K Fund        L Fund         M Fund
-------------------------------------------------------------------
Fund Size ($)          $72,105,689   $52,516,214    $80,352,263
-------------------------------------------------------------------
Total Investors        800           523            900
-------------------------------------------------------------------
Existing Investors     529 (67%)     385 (74%)      556 (63%)
-------------------------------------------------------------------
New Investors          271 (34%)     138 (26%)      344 (37%)
-------------------------------------------------------------------
Dollars Invested -     $51,025,037   $39,862,257    $56,841,329
Existing Investors
-------------------------------------------------------------------
Dollars Invested -     $21,080,652   $12,653,957    $23,510,934
New Investors
-------------------------------------------------------------------
% Raised - Existing    71%           76%            71%
-------------------------------------------------------------------
% Raised - New         29%           24%            29%
-------------------------------------------------------------------

     Investors learned of the Funds through independent broker-dealers. Except for sales made through Ridgewood Securities Corporation, which is an affiliated licensed broker-dealer, all sales of the Funds securities were made through registered representatives of unaffiliated broker-dealers. All of the broker-dealers (including Ridgewood Securities) are regulated by and subject to the rules of the National Association of Securities Dealers ("NASD") and other regulatory bodies. With almost no exceptions, the registered representatives who ultimately sold Ridgewood securities in private offerings maintain their securities licenses through, but have an independent contractual relationship with, these broker-dealers.

     All of Ridgewood's "marketing" efforts regarding a new offering are specifically directed to these broker-dealers and registered representatives. Through these efforts, broker-dealers and representatives become aware of Ridgewood and any new fund. Ridgewood's marketing efforts are governed by written internal supervisory procedures which are attached as Exhibit A.

     Ridgewood's supervisory procedures apply only to Ridgewood employees, and are drafted to ensure compliance with the rules applicable to a Regulation D offering, including the prohibition on general solicitation and advertisement. In addition to customary procedures that would be expected of a Regulation D program sponsor, we include procedures intended to influence the behavior of the registered representatives. For example, one supervisory procedure we employ is to limit any registered representative who has never before been involved in a Ridgewood offering initially to only 15 investor kits. The purposes of this limitation is for Ridgewood to proceed cautiously with any new representative with whom we are unfamiliar until such time as we have satisfied ourselves, to the extent possible, that such representative conducts itself in a manner consistent with our expectations and Regulation D offerings. By limiting a new registered representative to just 15 investor kits, we put a ceiling on the number of offers that registered representative can make. Because some representatives do have substantially more than 15 accredited clients, we can expand the limit, but any request for materials by these representatives in numbers greater than 15 has to be approved by a senior manager of Ridgewood.

     As previously discussed in Ridgewood's May 10, 2005 letter, all sales by registered representatives are made through the broker-dealers to whom they are engaged pursuant to a selling agreement between Ridgewood, the particular fund being offered, and the broker dealer. A copy of the form of selling agreement is attached hereto as Exhibit B. Pursuant to Section 4(d) of the selling agreement, the broker-dealer represents and warrants to Ridgewood and the fund that:

     (d) The Company [broker-dealer] will not, in violation of Regulation D and any state or Federal securities laws, offer or sell any Shares by means of any form of general solicitation or general advertising, including but not limited to the following:
     (i) any advertisement, article, notice, or other communication mentioning the Shares or the Funds published in any newspaper, magazine, or similar medium or broadcast over television or radio; or
     (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising; or
     (iii) any generally accessible web page or other Internet accessible information

     Although Ridgewood, through its selling agreement, attempts to influence and monitor broker-dealer behavior contractually through provisions such as
Section 4(d) above, its ability to control conclusively the behavior of broker-dealers and their registered representatives is limited by the realities of such offerings as well as the "independent contractor" nature of the relationship. Notwithstanding that reality, Ridgewood also attempts to further ensure that the broker-dealers and registered representatives comply with the selling agreement and Regulation D through personal contact and oversight. For example, Robert Gold, Ridgewood Energy's Executive Vice President, spends considerable time speaking to and meeting with the broker-dealers' compliance personnel regarding their selling procedures and Ridgewood's expectations and requirements regarding such procedures. On occasion the broker-dealers will issue guidance to their representatives highlighting Regulation D requirements and the manner in which they are to market such offering. For example, one such broker/dealer providing such guidance stating that they would not approve any advertisements, sales literature, seminars, or speaking engagements that may involve the general solicitation of any Regulation D private placements, including generic and non-product specific information. This broker/dealer further commented on Ridgewood Capital (the entity through which Ridgewood Energy funds are marketed) and that are offerings have been successful and that great care is taken to ensure each client's suitability for the programs.

     Finally, the NASD-regulated broker-dealers have become far more sensitive to the issues relating to private placements over the past couple of years. As a consequence of the growing interest in real estate investments, the NASD reported that in 2004, there was approximately $2 billion invested in Tenant-in-Common Real Estate private placements. The March 2005 NASD Notice to Members concerning private placement of Tenants-in-Common Interests provides very good guidance to member firms on how any private placement must be sold. That Notice addresses the written supervisory procedures that members must have to ensure compliance with applicable laws on suitability and sales practices and the requirement of adequate pre-existing relationships.

     NUMBER OF INVESTORS CONTACTED

     As stated earlier, Ridgewood does not contact new investors regarding a new offering. Additionally, all contacts with potential new investors, as explained above, are made through broker-dealers and their registered representatives. As a result, determining how many "new" investors are contacted by the broker-dealers and the registered representatives or how many investors in total were contacted in any offering can only be estimated. However, we can determine the potential scope of potential new investors that could have been contacted by counting the number of investor "kits" that were issued to broker-dealers and registered representatives. However, as explained below, using the number of issued investors kits will overestimate the number of investors "contacted" in that the majority of investor kits are not provided to investors but are used for other purposes or discarded.

         Investor kits are provided by Ridgewood to five categories of persons:
1) due diligence or compliance personnel at the broker-dealers who review the offering materials prior to signing the fund selling agreement; 2) investors with a pre-existing relationships (i.e., repeat investors) with Ridgewood who request offering materials; 3) broker-dealers, who after signing the selling agreement, distribute the investor kits directly to their registered representatives or to their clients pursuant to their own internal supervisory procedures and existing relationships; 4) registered representatives, who receive kits a) for their own due diligence purposes, or b) because a representative is already engaged in the offering and needs an inventory of investor kits for use with clients; and 5) new potential investors in a Ridgewood offering, but only to those potential investors as directed by, and on behalf of, a registered representative. Under no circumstances does Ridgewood provide investor kits directly to a potential new investor at the investor's request.

     With that background, for the K, L and M Funds, Ridgewood distributed the following number of investor kits:

Total Kits Distributed:

K Fund:  3,443
L Fund:  3,190
M Fund:  4,887

     The exact number of investor kits that fall within each of the above categories would be extremely difficult to ascertain and require substantial effort and cost. However, in reviewing the distribution of materials with Ridgewood's Office and Mail Room Manager, we are comfortable in making the following estimates as to the number of investor kits that can be assigned to each category:

          1. Due Diligence/Compliance: 5%
          2. Broker/Dealer Home Office: 10%
          3. Existing Ridgewood Investors: 25%
          4. Registered Representatives: 45%
          5. Prospective Investors (as directed and requested by a rep): 15%

     In light of the fact that about half of the kits that Ridgewood issues go to registered representatives, it is important to understand how those kits are used. A large percentage of the kits are sent to representatives for their use in reviewing the offering to determine whether they would recommend it to their pre-existing, accredited clients. Registered representatives review investor kits in order to make their own determinations as to the advisability of selling a particular offering and whether that offering is suitable for their clients. The representatives that offer Ridgewood funds are independent contractors of their broker-dealer and simply because the broker-dealer may execute a selling agreement with Ridgewood; there is no requirement or expectation that a representative of such broker-dealer will sell such offering.

         The following table shows the small number of representatives at Ridgewood's top ten selling broker-dealers who actually sold an investment in the K, L or M Funds. We chose the top ten broker-dealers because those firms have the highest percentage of selling representatives. On average, these top ten firms represented 77% of the sales in the K, L and M Funds.

                       K Fund    L Fund    M Fund
-----------------------------------------------------
Selling Reps           58        54        83
-----------------------------------------------------
Reps. at B/D firms     3035      4713      5103
-----------------------------------------------------
Percentage of Reps     1.9%      1.14%     1.63%
-----------------------------------------------------

     The above table demonstrates that less than two (2%) percent of the registered representatives that are licensed through Ridgewood's top ten broker-dealers actually sold the Funds. As described above, Ridgewood provides a large number of investor kits to prospective representatives at these broker-dealers as part of our marketing efforts. Many of these representatives, for whatever reason, elected not to sell the Funds. As a result, a large percentage of the investor kits never find their way into the hands of a prospective new investor. In addition, many of the kits sent to the broker-dealers' home offices sit on the shelves and likewise are never seen or used by a potential new investor. Once we remove from the total number of investor kits those that go to the broker-dealers' home office and representatives to determine whether to sell the offering or to representatives that do sell but do not distribute all of their kits, the number of investor kits that are actually provided to potential new investors is actually quite small.

     One major reason why our Funds attract between 125 and 350 new investors is that the registered representatives that do sell our funds are careful with respect to the offerees they select for each program. Despite our marketing efforts, only a small percentage of the registered representatives at firms that have signed the Selling Agreement actually make sales. Most broker-dealers have a limited number of representatives that regularly offer private placements and have strong pre-existing relationships with highly accredited clients. We can obtain 125 to 350 new investors in each Fund because we sell through experienced representatives who know their clients and pre-qualify them prior to recommending they participate in a Ridgewood program, as participation requires a large financial commitment in an illiquid program.

     Finally Ridgewood is able to attract these investors as well as maintain a high percentage of repeat investors because we have thus far been able to provide returns on investments sufficient to keep investors interested in continuing and increasing their investments in Ridgewood programs. Moreover, we believe that Ridgewood's track record of performance (which is included in the offering materials and private placement memorandums), we believe, assists registered representative in their sales of new Ridgewood funds to their clients.

     CURRENT REQUIREMENT TO REGISTER

     Finally, with respect to your inquiry as to why the Funds are required to register under Section 12(g) while prior Ridgewood programs did not, the answer is that earlier Ridgewood funds were smaller both in terms of the capital raised, type and size of the projects, and number of investors. Earlier Ridgewood programs have been smaller, while more recent offerings have been larger in terms of the capital raised and have thus exceeded the 500 investor threshold. Additional capital has been required because, among other things, oil and natural gas exploration has become more expensive and difficult. The costs to drill and complete a well have increased and, in light of the decreasing supplies of untapped natural gas reserves, become more difficult to find. As a result, projects are often larger in terms of potential and are more expensive to complete (if not found to be dry), requiring more capital.

6) SEC Comment: Provide us with a copy of the Regulation D materials used in the conduct of these offerings.

     Ridgewood Response: By separate cover letter we are providing the investor kits used by the K Fund, L Fund and M Fund, respectively. The investor kits include (i) a cover memorandum explaining certain aspects of the offering and potential projects, (ii) the private placement memorandum, (iii) subscription documents that are to be completed and signed by an investor seeking to make an investment, and (iv) certain other materials providing further information regarding proposed activities of the Fund and maps showing the location of proposed projects. The private placement memorandums for each of the K Fund, L Fund and M Fund are being filed as exhibits to the respective amended registration statements.

     With respect to the examiner's specific question regarding any written materials regarding the Funds that were prepared by broker-dealers or registered representatives, we know of no such materials. In connection with this response, Robert Gold, Executive Vice President of Ridgewood, surveyed all of our marketing personnel and received confirmation from them that they are not aware of any separately prepared written materials that were used for sales of the K, L or M Funds.

7) SEC Comment: Please provide us with an organizational chart depicting the Ridgewood Energy Corporation companies and affiliated companies with respective share ownership delineated.

         Ridgewood Response: An organization chart showing Ridgewood Energy Corporation and affiliate ownership is attached as Exhibit C.

     Business, page 1
     ----------------

8) SEC Comment: Expand the section to provide more information about Ridgewood Energy Corporation (REC), its operations and its dealing with the Fund. As part of this disclosure:


               o    Describe the business of REC.
               o Indicate how, when and from whom the Fund acquired the working interests. If the Funds interest differs from other related parties that have working interests in those properties, describe those differences and why they exist. If the Fund acquired the working interest from affiliated parties, identify those parties and explain how you arrived at those terms.
               o    The nature of services provided by REC.

     Ridgewood Response: With respect to the first and last bulleted items in the SEC comment, we have revised the "Business" sections of the amended registration statements accordingly, beginning on page 2 of each amended registration statement.

     With respect to the second bulleted item, we believe that we have provided detailed information regarding the projects and working interest in the registration statements under Item 3, "Properties", and our Business sections, which briefly describe the projects and direct a reader to Item 3, Properties". In Item 3, we disclose from whom such working interests were acquired, how much the particular Fund paid for the working interest, and the current status of the project. The only items mentioned by the SEC that are not included in the disclosure are when these interests were obtained and whether they were obtained from an affiliated party. We have revised Item 3 to include such disclosure. To avoid repetitive disclosure, we have not made any changes to the Business section regarding working interests. However, if the staff believes that it is appropriate, we will also include a summary of this information in the Business sections prior to directing the reader to more detailed information in Item 3.

9) SEC Comment: Provide a breakdown of the $11.2 million that were paid in offering fees, commissions and investment fees, including to whom those were paid.

     Ridgewood Response: Although the SEC reference to $11.2 million in offering fees specifically applies to the K Fund, we have provided the information requested for the L Fund and M Fund as well. The numbers set forth in the registration statement were approximate numbers. The breakdown of the actual offering fees incurred and paid for by the Funds are as follows:

           K FUND:

     o     $3,240,000   Investment Fee paid to Ridgewood Energy Corporation
     o     $2,520,000   Syndication Fee paid to Ridgewood Energy Corporation
     o     $5,252,000   Commissions paid to licensed broker-dealers
           ----------
           $11,012,000
           ===========

           L FUND:

     o     $2,316,000   Investment Fee paid to Ridgewood Energy Corporation
     o     $1,801,000   Syndication Fee paid to Ridgewood Energy Corporation
     o     $3,700,000   Commissions paid to licensed broker-dealers
           ----------
           $7,817,000
           ===========

           M FUND:

     o     $3,584,000   Investment Fee paid to Ridgewood Energy Corporation
     o     $2,790,000   Syndication Fee paid to Ridgewood Energy Corporation
     o     $5,807,000   Commissions paid to licensed broker-dealers
           ----------
           $12,181,000
           ==========

10) SEC Comment: Consistent with the requirements of Item 101(a)(2) of Regulation S-K, please supplement the disclosure in this section to address your specific plan of operations for the remainder of the fiscal year. Avoid the use of non-specific disclosure and tailor the discussion in each fund's prospectus to the specific activities and plans for that fund. For example, rather than state that the manager "intends to invest or has invested in one or more of [certain] types of Projects," revise to indicate for each fund, what projects the manager has already approved and specific plans that the manager has for such projects through the end of the fiscal year for the fund.

     Ridgewood Response: The projects in which the Funds have invested are described in the registration statements on page 2-3 and again in Item 3, Properties. We have also amended this disclosure to include a plan for the upcoming year. The plan regarding these investments is to monitor the drilling of the well and, if applicable, completing the well. Because Ridgewood is not the operator of the well or lease block, other than oversight of the operator and monitoring its progress and exploration, there are no other activities specific to the projects. This does not include the management of the Fund, including accounting and legal requirements, as well as preparing appropriate filings with the SEC.

11) SEC Comment: Provide the information required by Item 101(c) (v) and (vii) of Regulation S-K regarding the seasonality of your business operations and dependence on customers.

     Ridgewood Response: The business operations of the Funds are not subject to seasonality such that the Funds would experience material fluctuations in sales volumes. Once a well is drilled and reserves of natural gas are determined to exist, the operator of the well extracts such reserves throughout the year. Natural gas, once extracted, can be sold or stored at any time during the year regardless of the season. However, the business operations and sales of the Funds are subject to seasonal risks that may affect the price for natural gas or the ability of the Funds to maintain certain levels of operations. For example, primarily during hurricane season, the number and intensity of the hurricanes in the Gulf of Mexico region could affect the supply of natural gas and thus the price at which such natural gas is sold to the market due to perceived potential or actual damage to drilling and operating rigs. Moreover, damage to a project owned by a Fund could adversely affect the operations, sales and revenues of the Fund. The Funds, however, maintain insurance to address such events. These occurrences, however, are more a "risk factor" as opposed to a seasonal characteristic.

     With respect to the disclosure required by Item 101(c) (vii), except for the East Cameron 299 project owned by the K Fund, the projects in which the Funds have invested have not yet been developed to the point where reserves of natural gas have been discovered or extracted. As a result, the Funds have not yet contracted with third parties to sell such natural gas and therefore have no customers or any one customer upon which it depends for more than 10 percent of the Funds respective revenues. The K Fund is currently selling the natural gas obtained from East Cameron 299 to the market and receiving market spot prices.

     The above disclosure has been incorporated into the amended registration statements, beginning on page 7 for the L Fund and M Fund, and page 8 for the K Fund.

12) SEC Comment: Provide the disclosure required by Item 101(e) and 101(f) of Regulation S-K.

     Ridgewood Response: The disclosures required by Item 101(e) and 101(f) of Regulation S-K have been incorporated into the amended registration statements, beginning on approximately page 18 or 19 of the amended registration statements.

13)  SEC Comment: You state on page 3 that the "Fund[s] activities may result in tax benefits...." Revise to specify the types of activities that would result in such benefits and explain if there currently are any specific activities being undertaken by the funds that would result in tax benefits. Further, explain whether the fund, the investor, or both, would be eligible to receive tax benefits from identified activities.

     Ridgewood Response: The primary tax benefits associated with an investment in the Funds are deductions for intangible drilling costs, depletion and depreciation. We have included a summary of these deductions in the amended registration statements beginning on page 16 for the K Fund and page 15 for the L Fund and M Fund. In addition, we have cautioned that it is only a summary.

     Competition, page 6.
     --------------------

14)  SEC Comment: You state that a fund "may be somewhat insulated from most aspects of [sic] competition because it takes a passive role in the project...."
Despite the fact that the funds do not themselves obtain lease blocks, the funds' manager's ability to obtain such blocks and the funds ability to obtain working interests with respect to such blocks is impacted by competition. Please clarify this statement. Further, disclosure that states that the funds are insulated "somewhat" from competition is inconsistent with disclosure in the same section that notes the companies with more resources that those of the respective fund are competitors. Please revise or advise.

     Ridgewood Response: We have revised the sections of the amended registration statements containing disclosure regarding competition to address these comments, beginning on page 8 for the K Fund and page 7 for the L Fund and M Fund.

     Working Interest in Natural Gas Leases, page 3.
     ----------------------------------------------

15) SEC Comment: Tailor the discussion in this section to reference specific projects and operations of each fund. For example, an explanation of a "non-consent interest" would be clearer if the disclosure referenced fund projects involving non-consent interests. If there are no such projects, then plainly state this fact and indicate, if appropriate, any specific plans to obtain such rights.

     Ridgewood Comment: We have deleted the section regarding non-consent interests from the amended registration statements in addition to all other references to non-consent interests. The Funds have not acquired such interests, and we anticipate that they will not acquire any such interests in the future.

16) SEC Comment: Please clarify the statement that "Non-Consent Interests may revert back to the original Working Interest owner when the Participating Parties have received a penalty amount from the production attributable to the Non-Consent Interest." The disclosure fails to explain the risks associated with reversion of such interest and does not adequately explain when such reversions of interest would occur. Further, as noted above, if material to your current or planned operations, please review the disclosure. Otherwise, if this is not applicable to your operations, remove such language.

     Ridgewood Response: We have deleted this statement from the amended registration statements in addition to all other references to non-consent interests. The Funds have not acquired such interests, and we anticipate that they will not acquire any such interests in the future.

     MMS Deep Gas Royalty Incentive, page 4
     Improved Seismic Reduces Risk For Deeper Drilling, page 4
     Natural Gas Pipeline and Gathering Infrastructure, page 4
     ---------------------------------------------------------

17) SEC Comment: The relevance of the disclosure in these sections would be made more apparent if you revised the disclosure to address its impact to the specific operations or plan of operations with respect to specific projects of each fund. Please revise the disclosure accordingly.

     Ridgewood Response: Except with respect to "Natural Gas Pipeline and Gathering Infrastructure" and "Improved Seismic Reduces Risk For Deeper Drilling", both of which have been deleted, we have revised the disclosure in the amended registration statements to address this comment, beginning on page 6 of the amended registration statements.

18) SEC Comment: We note the risk factor disclosure regarding the exclusivity of the manager's decisions regarding the selection of future projects of each fund. Given that investors are not allowed the opportunity to participate in the selection of projects, your disclosure should be supplemented to include, without the use of overly technical jargon and in sufficient detail, a summary of the parameters used in accessing future projects.

     Ridgewood Response: We have revised the registration statements to include an "acquisition criteria" section beginning on page 4.

19) SEC Comment: You state that "the Manager cannot guarantee that the Fund[s]' activities will not include investments in pipelines that could be considered as an interstate pipeline and thus subject to FERC regulation." Has any Ridgewood Energy fund invested in pipelines in the past? Inform us of any current plans Ridgewood Energy Corporation, as manager of the funds, has with respect to such investments. Further, delineate the risk associated with regulation by the Federal Energy Regulatory Commission in a separate risk factor in the Risk Factor discussion. We may have further comments.

     Ridgewood Response: No Ridgewood Energy fund, including the Funds, has invested in a natural gas pipeline and there are no current plans for the Funds to do so. Therefore, we have deleted that reference from the amended registration statements.

     Risk Factors, page 7
     --------------------

20) SEC Comment: Your risk factor discussion is very generic and could apply to any company operating in the oil and gas exploration sector. Further, although the funds face similar risks, the risk factor discussion should be tailored to address the unique risks faced by a particular fund. For example, in discussing risks associated with drilling activities, in the Ridgewood Energy K Fund LLC disclosure, you should disclose the fact that four of seven properties the fund has working interests in have resulted in dry-holes and have been plugged (i.e., the West Cameron 103, Matagorda Island 619, Galveston 246 and High Island 53 properties). Please revise the risk factor discussion in each fund accordingly.

     Ridgewood Response: With respect to the K Fund, the existence of five dry-holes has been incorporated into the amended registration statement. With respect to the other risk factors described regarding the Funds, currently the Funds' projects, other than the dry-hole projects in the K Fund, are at various stages of drilling or completion. As a result, it is difficult to be more specific at this time. However, although we believe that these particular risk factors need to be general in nature to not be misleading, we have revised the risk factors. In addition, because the Funds are engaging in the same activity in the same general geographic area and contracting with similar parties regarding the operation of the projects, the risk factors for the Funds will be consistent as among the three Funds.

21) SEC Comment: The headings of your risk factors do not delineate the risks discussed. Also, the headings are not easily discernible from the majority of the text. Revise so that the headings are in bold print or otherwise stand out and adequately specify the risk involved. For example, but not limited to the following headings, "Reliance on third parties," "Joint activities with others," "Manager will receive compensation," and "Disparity of Contributions." Please revise accordingly.

     Ridgewood Response: The headings of each risk factor were delineated in bold font in the word versions of the registration statements. However, the bold font did not carry over into the EDGAR versions of the registration statements. We have revised the headings so that each one is now in "all caps". We have also revised the headings of the risk factors to make them adequately specify the risks involved.

22) SEC Comment: Include a risk factor that addresses the limited operation history of each fund.

     Ridgewood Response: We have included an appropriate risk factor, beginning on page 12 of the K Fund and page 11 for the L and M Funds.

23) SEC Comment: Advise us whether you intend to or currently conduct operations in the deep shelf of the Gulf of Mexico versus only the continental shelf. If yes, identify the percentage of operations in the deep versus continental shelf. We may have further comments.

     Ridgewood Response: The activities of the Funds to date have been limited exclusively to the continental shelf and at present the Funds have no plans to conduct any operations in the deep shelf.

     Compensation of Manager and affiliates not linked to profitability .. page
11

24) SEC Comment: If material, identify the "affiliates" and the potential compensation they may be awarded. Further, rather than stating the fees and expenses "may be substantial," clarify the nature of the risk by specifying the percentage of fees and compensation that could be awarded to the Manager or provide a hypothetical example to more clearly delineate the risk to shareholders' investments in the funds.

     Ridgewood Response: No affiliates will receive compensation from any of the Funds and appropriate changes have been made to this disclosure. In addition, we have revised this section in response to your comment. See page 11 of the amended registration statements.

     Modification of Delaware law, page 11
     -------------------------------------

25) SEC Comment: Provide more detail as to the type of information to which you can limit access and whether you intend to avail yourself of those provisions of Delaware law.

     Ridgewood Response: We have described in more detail access to information in the amended registration statements, beginning on page 13 for the K Fund and page 12 for the L and M Funds. Generally, Section 18-305(g) of the Delaware Limited Liability Company Act provides that shareholder access to information can be restricted in the original limited liability agreement or in subsequent amendments approved by the members. The limited liability agreements of each of the Funds, at Section 11.4, provides the type and manner in which information can be requested by and provided to shareholders The limited liability agreement of each respective Fund is also attached as an exhibit to the registration statement filed with the SEC by such Fund on April 29, 2005.

     "Limited liability of Shareholders" page 11
     -------------------------------------------

26) SEC Comment: We note the disclosure in the last sentence of the risk factor. Explain to us why this would be a material risk, particularly in light of the disclosure in the registration statement that management of the funds falls exclusively within the domain of Ridgewood Energy Corporation as manager.

     Ridgewood Response: We have deleted this risk factor. Because the manager maintains exclusive control over operations of the Fund, shareholders, in their capacity as such, are not subject to liability beyond their investment.

     Conflicts of Interest, page 12
     ------------------------------

27) SEC Comment: While the Manager has a fiduciary duty to Prior Programs, it would appear that it also has such a duty to the Fund. Indicate whether the Manager has any procedures in place to address possible conflicts of interest. If so, describe.

     Ridgewood Response: The Manager does not have any such procedures. This fact was disclosed in the original registration statements at page 13 under the Conflicts of Interests section. This section, however, has been amended to delete the references to "affiliates" as there are no affiliates that would be involved in any such determinations which the Manager may be required to make between or among prior programs. In addition, we have amended each of the registration statements to provide that "While neither the Fund nor the Manager has specific procedures in place in the event of any such conflicting responsibilities, the Manager recognizes that it has fiduciary duties to the Fund in connection with its position and responsibilities as Manager of the Fund and the Manager intends to abide by such fiduciary responsibilities in performing its duties as Manager." Please see page 14-15 of the amended registration statements.

     Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
-------------------

28) SEC Comment: Please clearly identify the heading of this section [MD&A, pg 15] by placing the heading in bold font or some other form of highlighting.

     Ridgewood Response: The heading for this section was delineated in bold font in the word versions of each of the registration statements. However, the bold font did not carry over into the EDGAR versions of the registration statements. We have revised the heading so that it is now in "all caps".

29) SEC Comment: Supplement the discussion in this section [MD&A] to address the disclosure requirements with respect to your operations from inception through the most recent fiscal quarter. Please see Release No. 33-3850 for further guidance.

     Ridgewood Response: We have made the requested supplements in the amended registration statements, beginning on page19 of the amended registration statements.

     Results of Operations, page 16
     Liquidity and Capital Resources, page 16
     ----------------------------------------

30)  SEC Comment: Please clarify the following statement [on page 16]:
"[s]hareholders should be aware that the Fund is organized to return net cash flow rather than accounting income to Shareholders."

     Ridgewood Response: This statement has been revised or clarified in the Notes to the Financial Statements.

31) SEC Comment: Subsequently revise the discussion in this section to address the disclosure requirements specified in Item 303 of Regulation S-K. For example, tailor the discussion for each fund's projects and discuss any known commitments or events or uncertainties that are reasonable likely to impact the liquidity of the fund.

     Also, consistent with the requirements of Item 303(a)(5) present the contractual obligations in tabular format. See Item 303 of Regulation S-K.

     Ridgewood Response: We have made the requested supplements in the amended registration statements in the Notes to the Financial Statements. In addition, for Item 303(a)(5), the Funds are unable to provide specific information as to contractual requirements as they depend on the drilling schedules and other factors. In lieu of contractual obligations, we have provided a table of Estimated Capital Expenditures, which discloses the amount of capital we have reserved or set aside for a particular project, which we reasonably believe is what the Fund will be required to pay.

32) SEC Comment: We note the disclosure in the last paragraph of this section. Please provide a heading entitled "Fees and Expenses of the Fund". The disclosure should also make reference to the 4.5% of the base amount of a capital contribution investment fee charged by the manager as noted in Article
9.1 of the Operating Agreement.

     Ridgewood Response: We have made the requested changes in the amended registration statements in the Notes to the Financial Statements under a heading "Related Party Transactions."

     Properties, page 17
     -------------------

33) SEC Comment: Please update the disclosure in this section [Properties, pg 17] to reflect exploration activities conducted through the date of filing of the amendment to the registration statement.

     Ridgewood Response: We have made the requested changes in the amended registration statements, beginning approximately on page 3 and page 22 of the amended registration statements.

     Directors and Officers
     ----------------------

34) SEC Comment: Consistent with the requirement of Item 401 of Regulation S-K, please provide a complete biographical sketch for each named individual for the past five years. For example, revise the biographical sketches to reference a date versus stating a director or officer has been employed "since inception" of a particular company. We notice gaps or ambiguities with regard to time in the sketches for all directors and officers. Please disclose a month and date for each timeline for each position within the five-year period.

     Ridgewood Response: We have made the requested changes in the amended registration statements, beginning on page 24 for the K Fund and 23 for the L and M Funds.

     Financial Statements
     --------------------

35) SEC Comment: We note that your financial statements were audited in accordance with auditing standards generally accepted in the United States. Note that an audit in accordance with Public Company Accounting Oversight Board (United States) (PCAOB) standards became a requirement, effective May 24, 2004. As a result, your financial statements are unaudited and do not meet the requirements of Form 10. No further review will be made of your financial statements until an amendment is filed containing all of the financial statements required by Form 10 that are audited in accordance with PCAOB (US) standards. Please call us prior to amending your filing to discuss this comment in additional detail.

     Ridgewood Response: Revised financial statements audited in accordance with the PCAOB are being submitted with these amended registration statements.

36) SEC Comment: We note that your auditor, Perelson Weiner LLP, does not appear to be registered with the PCAOB. Section 102 of the Sarbanes-Oxley Act of 2002 requires that a non-US public accounting firm be registered with the PCAOB to issue an audit report with respect to any issuer beginning after July 18, 2004. This provision applies to any issuer whose securities are registered under
Section 12 of the Exchange Act that is required to file reports under Section 15(d) of that Act, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933 and has not been withdrawn. Since your current auditor is not registered with the PCAOB, they will not be able to issue audit reports on subsequent period financial statements, nor perform any procedures to update their previously issued report included in your Form 10-SB until they become registered with the PCAOB. However, your current auditor may issue consent to the use of the originally issued audit report since the report was issued prior to [the] time you met the definition of an issuer.

     Ridgewood Response: Attached hereto as Exhibit D is a copy of a letter from the PCAOB to Perelson Weiner approving its registration with the PCAOB. This PCAOB letter is dated October 20, 2003, prior to the filing date of the original registration statements.

     Ridgewood Energy K Fund, LLC, page 17
     -------------------------------------

37) SEC Comment: We note disclosure on the website of Ridgewood Energy Corporation with respect to the West Cameron 76 project. You disclose the historic operations of the project and state that through June 2004, the West Cameron project has had cumulative gas production of approximately 260 billion cubic feet of gas. No such disclosure appears in the registration statement. Please revise the disclosure or remove inconsistent disclosure from the website.

     Ridgewood Response: The historic operations of the West Cameron 76 project are not part of the K Fund's projects. The wells that are producing in West Cameron 76, and as described in the website, are in earlier Ridgewood energy funds. The K Fund is proposing to invest in the West Cameron 76 #11 well, but has not yet completed the transaction. Thus it is not listed as a "project" or a "property" in the amended registration statement, but is listed in the Estimated Capital Expenditures table. We have included a disclosure in the K Fund describing the earlier investments by prior funds in West Cameron 76 and that such wells are not K Fund investments. See page 22 of the K Fund amended registration statement.

     Ridgewood Energy L Fund, LLC
     Properties, page 17
     -------------------

38) SEC Comment: Revise the disclosure to indicate the basis for the conclusion that the South Timbalier 77 #44 well [L Fund] "is not dry and will ultimately be a producing well." Remove repetitive disclosure that appears on page 17 regarding the James Lime Project.

     Ridgewood Response: South Timbalier is commercially viable such that sufficient reserves of natural gas have been discovered since the original filing of the registration statements to warrant completion. We have revised the disclosure, beginning on page 2 and 22.

     Ridgewood Energy M Fund, LLC
     Properties, page 17
     -------------------

39) SEC Comment: As discussed in a prior comment, please provide risk factors tailored to the respective operations of the fund. In this regard, include a risk factor regarding the "promote" costs assessed against Ridgewood Energy M Fund in connection with the James Line Project. Moreover, we note disclosure on page 18 [M Fund] that "[i]f the James Line Project is not successful, although the Fund will have lost its dry-hole costs, the $33,217,500 [would] be "free" for investment in other projects. Explain or revise this statement.

     Ridgewood Response: A risk factor regarding the "promote" costs has been incorporated into the M Fund's amended registration statement. With respect to the disclosure referenced by the SEC regarding the James Lime Project, the statement referenced was intended to convey that the M Fund was required to set aside $33,217,500 in order to have sufficient funds to pay for the completion costs that would be associated with the James Lime Project if sufficient reserves of natural gas were found such that completion of the project was economically justified. However, the James Lime Project has not yet progressed to the point where the Fund can definitively state in its amended registration statement whether there are natural gas reserves and, if so, whether there are enough to justify completion of the project. As a result, if the project is "dry," meaning no gas reserves were discovered or too few reserves were discovered to justify completion, then the $33,217,500 in funds set aside by the M Fund would then be available to invest in other projects. We have added a risk factor, on page11.

     Attached as Exhibit E is a written statement from Ridgewood to the SEC acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) Ridgewood may not asset staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000. Thank you.


Very truly yours,


/s/ Daniel V. Gulino
--------------------
Daniel V. Gulino



Att.

--------------------------------------------------------------------------------

                        RIDGEWOOD CAPITAL MANAGEMENT, LLC
                          RIDGEWOOD ENERGY CORPORATION
                          RIDGEWOOD RENEWABLE PWER, LLC

                         Sales and Marketing Procedures

         The following selling procedures apply to all employees of Ridgewood Capital Management, LLC, Ridgewood Energy Corporation and Ridgewood Renewable Power, LLC ("Ridgewood") who have responsibility for or involved the sales and marketing of any Ridgewood Regulation D offering.

                  1. No Ridgewood person shall purchase an advertisement in general media or media limited to the financial planning community for any Ridgewood offering or meeting.

                  2. No Ridgewood person shall speak at any seminar in which the attendees have been invited by means of any advertisement or other general solicitation.

                  3. No Ridgewood person shall speak to any prospective investor whose relationship with a registered representative does not meet the standard of a substantive pre-existing relationship. No Ridgewood person shall speak to a prospective investor about any offering and simply direct such investor to a broker-dealer or registered representative.

                  4. Investor kits shall only be sent directly to prospective investors upon receipt of a Kit Request Form from a registered representative where the representative signs that the prospective investor is an "accredited investor" and the representative has a substantive pre-existing relationship with such recipient.

                  5. Ridgewood shall only sell its programs through broker-dealers that have agreed to the language in the selling agreement to comply with all applicable securities laws including those relating to the private placement offering exemption.

                  6. Ridgewood will send investor kits at the request of a registered representative without a Kit Request Form only to an existing Ridgewood investor.

                  7. Ridgewood will only send 15 kits to a new registered representative.

                  8. Requests for investor kits in excess of 15 may not be sent until approved by a Manager (Swanson, Gold, Olin, Valdes, Gulino or McSherry)

                  9. Ridgewood shall not accept any investments where the investor learned of the Ridgewood program at a seminar that was promoted with an advertisement in a newspaper or other public media or by any means of a general solicitation. In the subscription agreement the investor will specifically provide a covenant to such effect.

                  10. A Private Placement Memorandum must accompany the mailing of any marketing materials.

                  11. No Ridgewood person shall appear on any radio or television interview show, or give an interview that could be published on the internet or any other public media even where such interview is generic and Ridgewood Funds are not discussed.

--------------------------------------------------------------------------------

                                 [NAME OF FUND]


                         BEST EFFORTS SELLING AGREEMENT


         This Best Efforts Selling Agreement, dated as of [DATE], by and among the broker-dealer set forth on Schedule A hereto (the "Company"), Ridgewood Energy Corporation, a Delaware corporation ("Ridgewood" or the "Manager"), [NAME OF FUND], a Delaware limited liability company ("Energy K Fund" or the "Fund").

                              W I T N E S S E T H:

         WHEREAS, Ridgewood is the Manager of the Fund;

         WHEREAS, the Company is a securities broker-dealer licensed and qualified to transact business under the Securities and Exchange Act of 1934 (the "Exchange Act"), pursuant to the rules and regulations promulgated by various state administrative authorities and is a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"); and

         WHEREAS, offerings (the "Offerings") of Energy K Fund Investor Shares ("Shares") will be made in accordance with the Confidential Memorandum of the Fund to be dated [DATE], as may be amended from time to time (the "Memorandum"), a draft or copy of which is enclosed herewith, and Ridgewood is responsible on behalf of the Fund for the conduct of the offering; and

         WHEREAS, the parties mutually desire to enter into this Agreement whereby the Fund may transact sales of Shares through the Company pursuant to the following terms and conditions; and

         WHEREAS, nothing in this Agreement shall be interpreted as relieving either party from its obligations to comply with all applicable securities laws of the United States and the laws of the states in which the Shares are being offered.

         NOW THEREFORE, in consideration of the mutual promises, conditions, and covenants as hereinafter set forth, the parties hereto agree as follows:

         1. Basic Agreement. The Company shall act as broker-dealer in the sale of Shares in the Fund on a best efforts basis. The placement agent shall be Ridgewood Securities Corporation, a Delaware corporation with a place of business at 947 Linwood Avenue, Ridgewood, New Jersey 07450, which is a member of the NASD in good standing.

         2. Term of Agreement. This Agreement shall continue for the duration of the Offering, but, at any time prior to acceptance by Ridgewood of any subscription funds, may be canceled by either the Company, Ridgewood or the Energy K Fund upon 15 days' prior written notice to the other.

         3. Representations of Ridgewood and the Energy K Fund.

                (a) The number, price, and terms of the Offering of the Fund's Shares are set forth in the Memorandum.

                (b) The Offerings will be made in accordance with an exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to the provisions of Section 4(2) thereof and Rule 506 promulgated by the Securities and Exchange Commission thereunder.

                (c) The Memorandum, prepared by the Manager on behalf of the Fund, contains the information required by Regulation D and adequately apprises investors of the tax consequences of an investment in the Fund.

                (d) Ridgewood, at its own expense, will provide to offerees, purchasers, and its offeree representatives, if any, copies of the Memorandum, investor subscription booklets and any additional information, documents, or instruments which the Manager deems necessary to comply with the rules, regulations, and judicial and administrative interpretations respecting compliance with Section 4(2) of the 1933 Act, Regulation D, and State securities laws.

                (e) The Memorandum as of its date and at all times prior to termination of the Offering does not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

                (f) All promoters, principals and their affiliates, as these terms are defined in Section 4(2) of the 1933 Act and Regulation D promulgated thereunder, have been disclosed in the Memorandum.

                (g) If any event occurs as a result of which the Memorandum would include an untrue statement of a material fact or, in view of the circumstances under which they were made, omit to state any material fact necessary to make the statements therein not misleading, Ridgewood and/or the Fund will promptly notify the Company thereof. Ridgewood, at its own expense, will immediately effect the preparation of an amended or supplemented Memorandum which will correct such statement or omission. Ridgewood will deliver to the Company as many copies of such amended or supplemented Memorandum as the Company may reasonably request.

                (h) Investors, upon acceptance into the Fund, shall have all of the rights set forth in the Memorandum and the Limited Liability Company Operating Agreement of the Fund. No investor shall have any liability, personal or otherwise, except as set forth in the Memorandum.

                (i) All Shares purchased by the Manager for its own account or on behalf of the Fund will not be resold unless such sale is made in compliance with State and Federal securities laws.

                (j) The Company is authorized to request and receive from credit agencies information concerning the creditworthiness of the Manager.

         4. Representations of the Company. The Company represents and warrants to Ridgewood and the Fund that now and during the term of this Agreement:

               (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, with all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder.

               (b) This Agreement when executed by the Company will have been duly authorized, executed, and delivered by the Company and will be a valid and binding agreement of the Company enforceable in accordance with its terms.

               (c) The Company is duly registered as a broker-dealer pursuant to the provisions of the Exchange Act and a member in good standing of the NASD.

               (d) The Company will not, in violation of Regulation D and any state or Federal securities laws, offer or sell any Shares by means of any form of general solicitation or general advertising, including but not limited to the following:

                (i) any advertisement, article, notice, or other communication mentioning the Shares or the Fund published in any newspaper, magazine, or similar medium or broadcast over television or radio; or

                (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising; or

                (iii) any generally accessible web page or other Internet accessible information.

               (e) The Company will limit the offering of the Shares to persons who the Company has reasonable grounds to believe meet the financial suitability and other offeree standards set forth in the Memorandum, and the Company will prepare and maintain on file memoranda or other appropriate records substantiating the foregoing for that period of time required. Upon request of Ridgewood or the Fund, the Company will make available to Ridgewood or the Fund copies of such memoranda or records.

               (f) The Company shall provide each offeree with a copy of the Memorandum and the exhibits thereto during the course of the Offering and prior to sale.

               (g) The Company shall advise each offeree at the time of the Offering that the Fund will, prior to sale, accord him and his purchaser representative, if any, the opportunity to ask questions of and receive answers from Ridgewood concerning the terms and conditions of the Offering and to obtain any additional information possessed by Ridgewood or which may be obtained by them without unreasonable effort or expense and which is necessary to verify the accuracy of the information contained in the Memorandum.

               (h) If the Company utilizes any sales materials, engineering reports, or other analysis prepared and provided solely at the Company's own expense, the Company shall:

                (i) refrain from providing any such materials to any offeree of the Shares unless such materials are accompanied or preceded by a Memorandum;

                (ii) not represent in any such materials or otherwise that any such materials have been approved or authorized by the Fund; and

                (iii) not provide any such materials to offerees in any state where the materials must be filed or otherwise furnished to regulatory agencies unless and until such requirements have been complied with and approved in writing by Ridgewood.

         5. Sale and Delivery of Shares.

                (a) No sale shall be regarded as effective unless and until accepted by the Fund, and the Fund reserves the right in its sole and absolute discretion to refuse to sell a Share to any person at any time.

                (b) Immediately upon receipt of a completed investor subscription booklet and a prospective investor's initial capital contribution, the Company shall forward such documents to Ridgewood. The Fund shall promptly notify the Company of any action taken on a subscription and of termination of the Fund's Offering.

         6. State Securities Registration. The Fund will either take all necessary action and file all necessary forms and documents in order to qualify or register Shares for sale under the securities laws of states specified by the Company, or take all necessary action and file all necessary forms which are required to obtain an exemption from such qualification or registration, if such qualification or registration, upon advice of counsel to the Fund, may reasonably be expected to be obtained. Upon the Company's written request and at its sole cost, the Fund shall provide to the Company a "blue-sky memorandum" stating in which States offers and sales may be made and upon what terms and conditions. The Company agrees to offer and sell the Shares only in the states in which such qualification or exemption has been obtained and only in accordance with the terms and conditions stated in the "blue-sky memorandum."

         7. Compensation. As compensation for the services described in this Agreement, the Fund shall pay the Company from the proceeds of subscriptions accepted by that Fund the fees and other compensation, if any, set forth in Schedule A attached hereto. Such compensation shall be paid to the Company promptly after the latest to occur of (1) acceptance by the Fund of an Investor's subscription for Shares, (2) the "Escrow Date" as defined in the Memorandum and (3) the receipt and collection of gross proceeds by the Fund from Shares sold by the Company. No commissions shall be due or payable to the Company under this provision for investors' funds which have not cleared and are therefore not credited to the Fund's account.

         8. Expenses of the Offering. The Fund shall pay all reasonable and necessary expenses incident to the Offering which are set forth in the Memorandum but shall not pay any expenses incurred by the Company except as may be set forth in Section 7 hereof.

         9. Indemnification.

                (a) The Manager and the Fund will indemnify and hold harmless to the extent described in the last sentence of this paragraph 9(a) the Company, its officers, directors, employees, agents and each person, if any, who controls it within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act (collectively, "Indemnified Parties", and individually an "Indemnified Party") against any losses, claims, damages or liabilities, to which any Indemnified Party may become subject, under the 1933 Act, the Exchange Act or the blue sky laws of any State, or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of material fact (except for statements not provided by the Manager or the Fund or statements whose untruth was unknown to the Manager, unless in either case the Manager should have reasonably known of the untruth in the exercise of due diligence) contained in the Memorandum, any amendment or supplement thereto; or
(ii) any omission or alleged omission to state therein a material fact (except for omissions from statements provided by persons other than the Manager or omissions from statements if the omission was unknown to the Manager, unless in either case the Manager should have reasonably known of the untruth in the exercise of due diligence) required to be stated therein by Regulation D or applicable State laws or necessary to make statements therein, in light of the circumstances under which they were made, not misleading; or (iii) any other violation of Federal or State securities laws by the Manager; or (iv) the breach by the Manager or the Fund of any representations, warranties, covenants, or agreements set forth in this Agreement; provided, however, that the Fund and the Manager shall not be required to indemnify any Indemnified Party for any payment made to any claimant in settlement of any suit or claim unless such payment is approved by the Fund and the Manager or by a court having jurisdiction of the controversy, nor shall the Fund or the Manager be required to indemnify any Indemnified Party if such loss, claim, damage or liability arose out of, or is based upon, any untrue statement or alleged untrue statement of any material fact contained in the Memorandum or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, which statement or omission was made in reliance upon and in conformity with information furnished by the Company in connection with the Memorandum or the Offering. This indemnification shall remain in full force and effect notwithstanding any investigation made by the Company and shall survive the termination of this Agreement, and shall be in addition to any liability which the Fund and the Manager may otherwise have. The liability of the Manager and the Fund for indemnification shall be joint and several.

                (b) The Company will indemnify and hold harmless the Fund and the Manager, their respective officers, directors, employees, agents and each person, if any, who controls either of the Fund or the Manager within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act (collectively, "Ridgewood Indemnified Parties" and individually "Ridgewood Indemnified Party"), against any losses, claims, damages or liabilities, joint or several, to which any Ridgewood Indemnified Party may become subject, under the 1933 Act, the Exchange Act or the "blue sky" laws of any State, or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of any material fact made by the Company, its employees, agents, or affiliates to any offeree or purchaser of any of the Shares (other than any such statement which has been included in the Memorandum or any amendment or supplement thereto); or (ii) any omission by the Company, its employees, agents or affiliates to state to any offeree or purchaser of any of the Shares a material fact necessary in order to make the statements made to such offeree or purchaser, in light of the circumstances under which they were made, not misleading (unless such omission of a material fact related to statements contained in the Memorandum and was omitted from the Memorandum); or
(iii) any other violation of Federal or State securities laws by the Company, its employees, agents or affiliates; or (iv) the breach by the Company of any representations, warranties, covenants, or agreements set forth in this Agreement. This indemnification shall remain in full force and effect notwithstanding any investigation made by or on behalf of the Fund and the Manager and shall survive the termination of the Agreement, and shall be in addition to any liability which the Company may otherwise have.

                (c) No indemnifying party shall be liable under the provisions of paragraphs (a) and (b) above unless the indemnified party shall have notified such indemnifying party in writing as soon as practicable after the summons or other first legal process giving information of the nature of the claim shall have been served upon the indemnified party, but failure to notify an indemnifying party of any such claim shall not relieve it from any other liability which it may have to any indemnified party against whom action is brought otherwise than on account of its indemnity agreement contained in paragraphs (a) or (b) above. In case of any such claim, and if the indemnifying party is so notified, the indemnifying party shall at its option be entitled to participate at its own expense in the defense or, in accordance with arrangements satisfactory to any other indemnifying party or parties similarly notified, to assume the defense thereof, with counsel who shall be reasonably satisfactory to such indemnified party and all other indemnified parties who are defendants in such action; and after notice from the indemnifying party to such indemnified parties of its election so to assume the defense thereof and the retaining of counsel, such indemnifying party shall pay all costs in connection with the defense thereof (other than for the reasonable costs of investigation) and shall not be responsible for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof.

         10. Independent Contractor, No Partnership. It is understood and agreed that the Company's relationship with the Fund and the Manager is as an independent contractor and that nothing herein shall be construed as creating a relationship of partners, affiliates, joint venturers, or employer and employee, between the Company and the Manager or the Fund. Neither the Fund, the Manager, nor Ridgewood Securities Corporation controls the activities of the Company in offering the Shares.

         11. Anti-Money Laundering. The parties to this Agreement represent and warrant that they have in place, or when required by applicable law or regulations, will put in place, and maintain suitable and adequate "know your customer" policies and procedures as applicable to each party and that party's activities and obligations hereunder. Furthermore, each party agrees to comply with all applicable laws and regulations regarding anti-money laundering.

         12. Miscellaneous.

         (a) Severability. If any portion of this Agreement shall be held invalid or inoperative, then so far as is reasonable and possible (i) the remainder of this Agreement shall be considered valid and operative, and (ii) effect shall be given to the intent manifested by the portion held invalid or inoperative.

         (b) Entire Agreement. This Agreement contains the entire understanding between the parties and supersedes any prior understanding or written or oral agreements between the parties respecting the subject matter hereof.

         (c) Election of Forum. The parties agree to elect the courts of the State of New Jersey as the forum for resolving all controversies and disputes arising under this Agreement and to apply the laws of New Jersey.

         (d) No Third Party Beneficiary. This Agreement is intended to be and is for the sole and exclusive benefit of the parties hereto, and their respective successors and assigns, and for the benefit of no other person, and no other person shall have any legal or equitable right, remedy or claim under or in respect of this Agreement.

         (e) Notices. All notices or communications, except as otherwise specifically provided, shall be in writing and if sent to any party shall be mailed, delivered or telegraphed and confirmed to the Fund and Ridgewood at 947 Linwood Avenue, Ridgewood, New Jersey 07450, Attention: Robert E. Swanson, President, and to the Company at the address set forth on Exhibit A hereto.

         (f) No Merger. All of the terms of this Agreement including all representations, warranties and agreements of the Company, the Fund, and Ridgewood shall survive termination of the Offering.

         (g) Acceptance of Investors. Acceptance of an investor by the Fund shall be deemed to occur when the Offering closes.

                IN WITNESS WHEREOF, the undersigned have signed this Agreement as of the date first above written.


                                Manager:

                                RIDGEWOOD ENERGY CORPORATION

                                By:
                                   ------------------------------
                                        Robert E. Swanson
                                        President



                                [NAME OF FUND]

                                BY: RIDGEWOOD ENERGY CORPORATION MANAGER

                                BY:
                                   ------------------------------
                                        Robert E. Swanson
                                        President



                                The Company: (Set forth on Schedule A hereto)

                                By:
                                   ------------------------------
                                        Name:
                                        Title:

Schedule A
----------

To the Best Efforts Selling Agreement dated as of [DATE] relating to [NAME OF FUND].

The Company:

Compensation:  8% of the gross sales of the Fund.

Address of the Company:



COMMISSIONS SHOULD BE SENT TO:

Name
    ------------------------------------

Company
Name
    ------------------------------------

Company
Address
       ---------------------------------

----------------------------------------

----------------------------------------

--------------------------------------------------------------------------------


             ENTITIES OWNED BY ROBERT SWANSON AND CERTAIN FAMILY TRUSTS


    Power related entity
    Capital related entity
    Energy related entity

ACTIVE ENTITIES

Ridgewood Renewable Power LLC
    Formed:   1999                           New Jersey limited liability company
    Employees: Yes
    Prepares audited annual finanial statements
    Purpose: Manages power funds.  Maintains 947 Linwood Avenue office.

Ridgewood Power Management LLC
    Formed:   1999                           New Jersey limited liability company
    Employees: Yes (project management personnel and plant operating personnel)
    Purpose: Operate and manage Trust projects.  Reimbursed for its expenses by the trusts.

Ridgewood Capital Management LLC
    Formed:   1999                           New Jersey limited liability company
    Employees: Yes
    Prepares audited annual finanial statements
    Purpose: Manages venture capital funds.  Maintains Silicon Valley office.

Ridgewood Energy Corporation
    Formed:        1982                      Delaware Corporation
    Employees: Yes
    Purpose: Manages oil and gas programs.

Ridgewood Securities Corporation
    Formed:        1983                      Delaware Corporation
    Employees: Yes (only 1 - Robert Swanson)
    Prepares audited annual finanial statements
    Purpose: Placement agent and broker-dealer for trusts syndicated by Ridgewood Power, Ridgewood
     Capital and Ridgewood Energy.

                                RIDGEWOOD ENERGY
                        INVESTOR OWNED OIL AND GAS FUNDS

                  All companies are owned by numerous investors
  Ridgewood Energy Corporation is either the Manager, Managing Shareholder or
                   General Partner of each of these entities
 These companies own passive interests in drilling operations primarily in the
                                 Gulf of Mexico

Ridgewood Energy West Virginia Gas L.P.
        Formed:           1986              Delaware Limited Partnership

Ridgewood Energy 1989-IV Drilling and Completion, L.P.
        Formed:           1989              Delaware Limited Partnership

Ridgewood Energy 1990-I Drilling and Completion, L.P.
        Formed:           1990              Delaware Limited Partnership

Ridgewood Energy 1990-II Drilling and Completion, L.P.
        Formed:           1990              Delaware Limited Partnership

Ridgewood Energy 1990-III Drilling and Completion, L.P.
        Formed:           1990              Delaware Limited Partnership

Ridgewood Energy 1992-I Energy Trust
        Formed:           1992              Delaware Business Trust

Ridgewood Energy 1998 D Fund L.P.
        Formed:           1998              Delaware Limited Partnership

Ridgewood Energy I Fund, LLC
        Formed:           2003              Delaware Limited Liability Company
Ridgewood Energy J Fund, LLC
        Formed:           2003              Delaware Limited Liability Company
Ridgewood Energy K Fund, LLC
        Formed:           2004              Delaware Limited Liability Company
Ridgewood Energy L Fund, LLC
        Formed:           2004              Delaware Limited Liability Company
Ridgewood Energy M Fund, LLC
        Formed:           2004              Delaware Limited Liability Company
Ridgewood Energy N Fund, LLC
        Formed:           2004              Delaware Limited Liability Company
Ridgewood Energy O Fund, LLC
        Formed:           2004              Delaware Limited Liability Company
Ridgewood Energy P Fund, LLC
        Formed:           2005              Delaware Limited Liability Company
Ridgewood Energy Q Fund, LLC
        Formed:           2005              Delaware Limited Liability Company

                                 RIDGEWOOD POWER
                           INVESTOR OWNED POWER FUNDS

        All entities are owned by numerous different accredited investors
           Ridgewood Renewable Power LLC is either the Manager or the
                 Managing Shareholder of each of these entities

Ridgewood Electric Power Trust I
        Formed:            1992                        Delaware Business Trust
        Prepares annual audited financial statements and quarterly unaudited statements for filing with the SEC.

Ridgewood Electric Power Trust II
        Formed:            1992                        Delaware Business Trust
        Prepares annual audited financial statements and quarterly unaudited statements for filing with the SEC.

Ridgewood Electric Power Trust III
        Formed:            1993                        Delaware Business Trust
        Prepares annual audited financial statements and quarterly unaudited statements for filing with the SEC.

Ridgewood Electric Power Trust IV
        Formed:            1994                        Delaware Business Trust
        Prepares annual audited financial statements and quarterly unaudited statements for filing with the SEC.

Ridgewood Electric Power Trust V
        Formed:            1996                        Delaware Business Trust
        Prepares annual audited financial statements and quarterly unaudited statements for filing with the SEC.

The Ridgewood Power Growth Fund
        Formed:            1998                        Delaware Business Trust
        Prepares annual audited financial statements and quarterly unaudited statements for filing with the SEC.

Ridgewood/Egypt Fund
        Formed:            2001                        Delaware Business Trust
        Prepares annual audited financial statements

Ridgewood Power B Fund/Providence Expansion
        Formed:            2002                        Delaware Business Trust

Ridgewood Renewable PowerBank LLC
        Formed:            2002                        Delaware limited
                                                       liability company
Ridgewood Renewable PowerBank II LLC
        Formed:            2003                        Delaware limited
                                                       liability company
Ridgewood Renewable PowerBank III LLC
        Formed:            2003                        Delaware limited
                                                       liability company

                                RIDGEWOOD CAPITAL
                          INVESTOR OWNED VENTURE FUNDS

     All companies are owned by numerous investors
Ridgewood Capital Management LLC is the Manager of each of these entities

Ridgewood Capital Venture Partners, LLC                                                       These two entities generally
       Formed:             1998                         Delaware limited liability company    operate in tandem
       Employees: No

Ridgewood Institutional Venture Partners, LLC
       Formed:             1998                         Delaware limited liability company
       Employees: No

Ridgewood Venture Partners II LLC                                                             These two entities operate in tandem
       Formed:             1999                         Delaware limited liability company
       Employees: No

Ridgewood Institutional Partners II LLC
       Formed:             1999                         Delaware limited liability company
       Employees: No

Ridgewood Venture II-B LLC                                                                    These two entities operate in tandem
       Formed:             2002                         Delaware limited liability company
       Employees: No

Ridgewood Institutional II-B LLC
       Formed:             2002                         Delaware limited liability company
       Employees: No

Ridgewood Venture Fund III LLC                          Delaware limited liability company    These two entities operate in tandem
       Formed:     2000
       Employees: No

Ridgewood QP Fund III LLC                               Delaware limited liability company
       Formed:     2000
       Employees: No

Ridgewood Capital Fund IV, LLC                          Delaware limited liability company    These two entities operate in tandem
       Formed:     2001
       Employees: No

Ridgewood Capital QP Fund IV, LLC                       Delaware limited liability company
       Formed:     2003
       Employees: No

                                RIDGEWOOD ENERGY
                        INVESTOR OWNED OIL AND GAS FUNDS

                  All companies are owned by numerous investors Ridgewood Energy Corporation is either the Manager, Managing Shareholder or
General Partner of each of these entities These companies own passive interests in drilling operations primarily in the Gulf of Mexico

Ridgewood Energy West Virginia Gas L.P.
       Formed:           1986                         Delaware Limited Partnership

Ridgewood Energy 1989-IV Drilling and Completion, L.P.
       Formed:           1989                         Delaware Limited Partnership

Ridgewood Energy 1990-I Drilling and Completion, L.P.
       Formed:           1990                         Delaware Limited Partnership

Ridgewood Energy 1990-II Drilling and Completion, L.P.
       Formed:           1990                         Delaware Limited Partnership

Ridgewood Energy 1990-III Drilling and Completion, L.P.
       Formed:           1990                         Delaware Limited Partnership

Ridgewood Energy 1992-I Energy Trust
       Formed:           1992                         Delaware Business Trust

Ridgewood Energy 1998 D Fund L.P.
       Formed:           1998                         Delaware Limited Partnership

Ridgewood Energy I Fund, LLC
       Formed:           2003                         Delaware Limited Liability Company
Ridgewood Energy J Fund, LLC
       Formed:           2003                         Delaware Limited Liability Company
Ridgewood Energy K Fund, LLC
       Formed:           2004                         Delaware Limited Liability Company
Ridgewood Energy L Fund, LLC
       Formed:           2004                         Delaware Limited Liability Company
Ridgewood Energy M Fund, LLC
       Formed:           2004                         Delaware Limited Liability Company
Ridgewood Energy N Fund, LLC
       Formed:           2004                         Delaware Limited Liability Company
Ridgewood Energy O Fund, LLC
       Formed:           2004                         Delaware Limited Liability Company
Ridgewood Energy P Fund, LLC
       Formed:           2005                         Delaware Limited Liability Company
Ridgewood Energy Q Fund, LLC
       Formed:           2005                         Delaware Limited Liability Company

--------------------------------------------------------------------------------

[GRAPHIC]
PCAOB
Public Company Accounting Oversight Board

                                                             1666 K Street, N.W.
                                                            Washington, DC 20006
                                                       Telephone: (202) 207-9100
                                                       Facsimile: (202) 862-8430
                                                                 www.pcaobus.org


                                October 20, 2003

Via Facsimile (212) 605-3128
And First Class Mail

Mr. Joseph Enright
Audit Partner
Perelson Weiner LLP
One Dag Hammarskjold Plaza
New York, New York 10017-2286

                  Re: Registration Application of Perelson Wiener LLP

Dear Mr. Enright:

         This letter is to inform you that the Public Company Oversight Board (the "Board") approved your application for registration with the Board on October 16, 2003. Please note that the Registration staff will notify you separately of its determinations with respect to any requests for confidential treatment contained in your application.

                                   Sincerely,



                                   By: /s/ Patricia J. Thompson
                                      --------------------------------
                                   Patricia J. Thompson
                                   Deputy Director, Registration and Inspections

--------------------------------------------------------------------------------


[LOGO]
Ridgewood Energy

Daniel V. Gulino
Senior Vice President
And General Counsel




                              WRITTEN STATEMENT OF
                          RIDGEWOOD ENERGY K FUND, LLC,
                        RIDGEWOOD ENERGY L FUND, LLC, and
                          RIDGEWOOD ENERGY M FUND, LLC

         In connection with the filing of Registration Statements on Form 10, and any amendments thereto, Ridgewood Energy K Fund, LLC, Ridgewood Energy L Fund, LLC, and Ridgewood Energy M Fund, LLC (collectively the "Funds"), as required by the letter from the Securities and Exchange Commission (the "Commission"), dated June 2, 2005, acknowledge as follows:

   o The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their registration statement on Form 10.
   o Comments from the Commission's staff or changes in the disclosures made on the registration statements in response to staff's comments do not foreclose the Commission from taking any action with respect to the filings.
   o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.





 947 Linwood Avenue - Ridgewood, NJ 07450 - T (201) 447-9000 - F (201) 447-0474

Acknowledged this 1st day of September, 2005.

RIDGEWOOD ENERGY K FUND, LLC


By: /s/ Daniel V. Gulino
   --------------------------------
Name:  Daniel V. Gulino
Title: Senior Vice President and General Counsel

RIDGEWOOD ENERGY L FUND, LLC


By: /s/ Daniel V. Gulino
   --------------------------------
Name:  Daniel V. Gulino
Title: Senior Vice President and General Counsel

RIDGEWOOD ENERGY M FUND, LLC


By: /s/ Daniel V. Gulino
   --------------------------------
Name:  Daniel V. Gulino
Title: Senior Vice President and General Counsel